October 1, 2024
Jaea F. Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 356 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961
Dear Ms. Hahn:
This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”), with respect to the Amendment relating to the Cambria Global Shareholder Yield ETF, Cambria Tax Aware ETF and Cambria Endowment Style ETF (each a “Fund” and collectively, the “Funds”), each, a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Global Comments
1.Comment: Please file your responses as correspondence at least 5 business days prior to filing a 485B and reflect any disclosure changes in correspondence or send a redline showing all changes to the staff. Please apply comments to similar disclosures throughout the document. Unless otherwise noted these comments apply to all three series.
Response: The Registrant acknowledges this comment.
2.    Comment: Please provide the completed fee tables and expense examples for each Fund. Please also supplementally confirm that the fees do not include any charges for the purchase and redemption of creation units.
Response: Fee tables and expense examples for each Fund have been provided under separate cover. The Registrant confirms that the fees included in the fee table do not include any charges for the purchase or redemption of creation units.
3.    Comment: Please confirm that the expense limitation agreement will remain in place for at least one year from the effective date of the prospectus.
Response: The Funds will not have an expense limitation agreement. Therefore, the fee table, and applicable disclosures have been updated accordingly.
4.    Comment: Please confirm if securities lending is a principal investment strategy of any of the Funds. If so, please add disclosure as such.
Response: Securities lending risk has been deleted.
5.    Comment: Please supplementally identify the appropriate broad-based securities market index against which each Fund intends to compare its performance.
Response: The Trust has not yet determined the appropriate broad-based securities market index against which each Fund will compare its performance. The Trust will make such determinations closer to the time when such information is required to be disclosed to shareholders.

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Global Shareholder Yield ETF
6.    Comment: In principal investment strategy section, please clarify if the Fund will invest in securities regardless of market capitalization.
Response: The Global Shareholder Yield ETF will invest in securities regardless of market capitalization. A new third paragraph under the Principal Investment Strategies section has been added as follows:
The Fund’s investment universe consists of equity securities, including common stock and depositary receipts, issued by publicly listed companies of any market capitalization.
7.    Comment: Please supplementally confirm if Cambria will be responsible for the day-to-day management of the Fund and if it is the only sub-adviser.
Response: The Registrant confirms that, while Empowered Funds, LLC dba EA Advisers is responsible for the overall management of the Fund and supervising the sub-adviser, Cambria is responsible for the day-to-day management of the Fund and is the only sub-adviser.
8.    Comment: In the Principal Investment Strategies section, with respect to the second paragraph, please explain “shareholder yield” in plain English. With respect to the calculation of shareholder yield, are all of the characteristics equally weighted?
Response: The first sentence of the second paragraph has been revised as follows:
The Fund’s investment sub-adviser, Cambria Investment Management, L.P. (“Cambria” or the “Sub-Adviser”), defines “shareholder yield” as the amount of money shareholders receive from a company in the form of cash dividends, net share repurchases (buybacks), and net debt reduction.
9.    Comment: Under the same section, in the first full paragraph on page 2, it states that “Cambria expects geographical weighting across US, foreign developed, and emerging markets to be broadly in line with the global market cap weightings.” Please clarify whether these weightings are calculated by Cambria or measured against an index or third-party source.
Response: These weightings are calculated by Cambria. The sentence has been revised as follows:
Under normal market conditions, Cambria expects geographical weighting across US, foreign developed, and emerging markets (each, a “geographical segment”) to be broadly in line with the global market cap weightings, as determined by Cambria, but Cambria reserves the right to overweight a geographical segment.
10.    Comment: In the third to last paragraph of the Principal Investment Strategies section, it refers to geographic segments. Please define what is meant by a “geographic segment.” Are any regions excluded? If the Fund’s investments will be focused in any particular regions, please disclose them, including any related risks.
Response: Geographic segment is defined as each of the United States, developed markets, and emerging markets. The first sentence under the fourth paragraph of the Principal Investment Strategies section has been revised as provided in Response 9, above. The Sub-Adviser selects the Fund’s investments principally based on shareholder yield and selects the top 20% of stocks in each geographic segment. Moreover, each of the Fund’s positions are equal weighted. Accordingly, the Registrant has not included any specific regional risk disclosures.
11.    Comment: Please confirm the Fund’s starting investment universe. Please also confirm whether the Fund will invest in ETFs. If so, please supplementally confirm how the Fund will comply with Section 12(d) under the Investment Company Act of 1940, as amended (the “1940 Act”).
Response: The Fund is not expected to invest in ETFs and the disclosure has been updated accordingly. Please refer to Response 6, above, with regard to the Fund’s investment universe.

12.    Comment: Will the Fund’s emerging markets positions include investments in Russia? Is so, please include additional disclosure.
Response: The Fund’s emerging market positions will not include investments in Russia.
13.    Comment: Please include any applicable sector risks if the Fund will invest heavily in any such sectors.
Response: The Fund is expected to invest heavily in the financial and energy sectors. The Fund’s Item 4 and Item 9 disclosures have been updated accordingly.
Tax Aware ETF
14.    Comment: Please clarify in the Principal Investment Strategies section that the Fund will hold value stocks with lower dividend distributions because such distributions will be taxed as ordinary income.
Response: The first sentence of the second paragraph of the Principal Investment Strategies section has been amended as follows:
Utilizing its own quantitative model, the Fund’s investment sub-adviser, Cambria Investment Management, L.P. (“Cambria” or the “Sub-Adviser”) selects value stocks with lower dividend distributions, which are generally taxed as ordinary income.
15.    Comment: In the same section, in the next to last paragraph, please confirm if the 50-100 stocks will be equal weighted or if another methodology will be used to calculate position weighting.
Response: The Registrant confirms that the stocks will initially be equal-weighted.
16.    Comment: In the Principal Risks section, please amend the first sentence of the Tax Aware Investing Risk to reflect the Fund’s intention to invest in lower dividend stocks.
Response: The following has been added as the first sentence of Tax Aware Investing Risk:
The Fund will invest in stocks that have lower dividend distributions, which are generally taxed as ordinary income.
Endowment Style Fund
17.    Comment: In the Principal Investment Strategies section, please move the second to last paragraph to the beginning of the section.
Response: The disclosure has been updated accordingly.
18.    Comment: In the first sentence of the second paragraph, please clarify what is meant by “regions, countries, and sectors around the globe” and “absolute positive return.”
Response: Regions and countries refer to U.S., foreign developed, and emerging market countries. Sectors refers to equities, fixed income, real assets, and alternative investments. The disclosure has been amended to make this more clear. An explanation of absolute positive return has also been included.
19.    Comment: Please clarify if the Fund will invest in developed or emerging markets and if so, please state how the Fund determines what is an emerging market.
Response: The Fund is a fund of funds that will invest in ETFs. It will hold ETFs that invest in U.S., foreign developed, and emerging markets.
20.    Comment: Please disclose whether the Fund will concentrate in any sectors.
Response: The Fund is not expected to be concentrated in a particular sector.

21.    Comment: Please provide the initial investment universe and how investments are selected for purchase and sale.
Response: The following disclosure has been added with regard to the investment universe:
The Fund’s initial investment universe begins with all U.S. listed ETFs. This list is reviewed and updated at least annually. Underlying ETFs are selected based on several factors, including, but not limited to Cambria’s analysis of an Underlying ETF’s principal investment strategy, risk adjusted return, alpha, tracking error, and cost.
22.    Comment: In the second paragraph of the Principal Investment Strategies section, it states that the Fund will invest between 130% – 150% of its total assets in futures contracts. Please also clarify if the Fund intends to limit its investments in futures or other investments that generate non-qualifying income to comply with the Internal Revenue Code of 1986 (the “Code”).
Response: The Trust does not expect to principally invest in futures or other investments that generate non-qualifying income.
23.    Comment: The SEC staff notes that the investment strategy cites various percentages of how the assets will be invested. Please clearly explain how the percentages relate to one another. Please clarify the breakdown of exposures between futures contracts and ETPs.
Response: The Registrant notes that the percentages listed provide different measures of the Fund’s investment allocations. For example, the Fund will obtain aggregate notional exposure of 130-150%. Paragraph four of the Fund’s Principal Investment Strategies section provides general target allocations to the various asset classes to which the Fund will have exposure. Those allocations add up to 130% target notional exposure. In paragraph five, the disclosure discusses how Cambria will allocate the equity portion of the portfolio between U.S. and non-U.S. investments.
24.    Comment: Please expand the definition of Underlying Vehicles to include affiliated and unaffiliated ETFs. Please describe the underlying vehicles in more detail, including a range of percentages. Additionally, please supplementally discuss how the fund intends to comply with Section 12 of the 1940 Act.
Response: The Registrant has updated the scope of underlying vehicles as affiliated and unaffiliated ETFs, which are now defined as Underlying ETFs.
The Fund intends to rely on Section 12(d)(1)(F), and when the Fund reaches a scale where the 3% limitation of Section 12(d)(1)(F) becomes relevant, the Fund will rely on Rule 12d1-4.
25.    Comment: In the second paragraph of the Principal Investment Strategies section, please clarify if the 130% - 150% relates to the aggregate notional exposure of the derivatives.
Response: The Sub-Adviser confirms that the 130-150% reflects aggregate notional exposure of all holdings in the Fund.
26.    Comment: Please clarify how ETPs are selected for the portfolio. Please also confirm whether the Fund intends to invest in inverse and levered ETFs, either directly or indirectly.
Response: Please refer to Response 21, above, with regard to the selection of ETPs. The Fund does not expect to hold levered or inverse levered ETFs or ETPs.
27.    Comment: In the second full paragraph of page 10, please update that Cambria is the Fund’s sub-adviser.
Response: The disclosure has been updated accordingly.

28.    Comment: In the same paragraph, the disclosure states that “Underlying Vehicles provide targeted notional exposures of approximately 60% of its portfolio to equity securities, 30% to fixed income securities, 20% to real assets, and 20% to various hedge and trend strategies.” Please confirm whether this is referring to futures on ETPs and ETFs. What are the various hedge and trend strategies referring to and how are these strategies defined?
Response: Futures held directly in the Fund will be limited to U.S. Treasury bond futures. The fourth paragraph from the end of the Principal Investment Strategies section has been amended as follows:
Under normal market conditions, the Fund’s investment sub-adviser, Cambria Investment Management, L.P. (“Cambria” or the “Sub-Adviser”), selects Underlying ETFs that provide targeted notional exposures of approximately 60% of its portfolio to equity securities, 30% to fixed income securities, 20% to real assets, and 20% to various hedge and trend strategies. Examples of hedge and trend strategies include, but are not limited to, global macro strategies, long-short strategies, managed futures strategies, and relative strength strategies. Although Cambria seeks to allocate the Fund’s portfolio in accordance with its targeted exposures, targeted allocations may fluctuate in response to market conditions and investment opportunities.
29.    Comment: In the Principal Risks section, for Exchange-Traded Funds, Exchange-Traded Products and Investment Companies Risks, please include that ETF Risk applies to the Fund’s operations as a fund of fund and consider using defined terms. Please clarify that expenses may be higher and performance may be lower than funds that invest directly in underlying securities.
Response: The disclosure has been amended as follows:
Risks of Investing in Underlying ETFs. The Fund is a fund-of-funds and invests in Underlying ETFs. Underlying ETFs typically reflect the risks of the types of instruments in which the Underlying ETF invests. In addition, with such investments, the Fund bears its proportionate share of the fees and expenses of the Underlying ETF. As a result, the Fund’s operating expenses may be higher and performance may be lower than funds that invest directly in underlying securities. Through its investments in Underlying ETFs, the Fund may be indirectly exposed to derivatives and leverage; allowing them to obtain the right to a return on stipulated capital that exceeds the amount paid or invested. Use of leverage is speculative and could magnify losses.
30.    Comment: With respect to Quantitative Security Selection Risk, please disclosure whether this risk applies to Underlying ETFs as well as stocks. Please make similar adjustments to Currency Risk, Fixed Income Risk, Foreign Investment Risk and Depositary Receipt Risk.
Response: The disclosure has been amended to reflect that the quantitative techniques are used to generate the Fund’s investment allocations, including to the Underlying ETFs.
31.    Comment: With regard to Derivatives Risk, please supplementally confirm that this risk is tailored to the instruments used.
Response: The Fund may invest in derivatives, including futures, options and swaps. The risk disclosure of Derivatives Risk, Options Risk and Futures Contracts Risk align with these investments.
32.    Comment: With regard to Allocation Risk, the principal Investment Strategy does not describe the Sub-Adviser.
Response: The disclosure has been removed.
33.    Comment: Please provide any applicable sector or country risk information.
Response: The Fund is not expected to be concentrated in any particular sector or any non-U.S. country or region.

34.    Comment: Please clarify why Value Style Investing Risk is included.
Response: Value Style Investing Risk is included because the Fund’s Investment Strategy states the following: “The Fund invests in Underlying Vehicles that seek exposure to undervalued markets, according to various valuation metrics, such as the price-to-earnings ratio, while seeking to avoid overvalued markets and securities through the use of systematic quantitative screens.”
35.    Comment: Please add a 60-day notice provision for the 80% policies that are adopted pursuant to Rule 35d-1.
Response: The Trust respectfully declines to include a 60-day notice provision for such policies because such policies of the Funds are not due to a Rule 35d-1 requirement as the Funds’ names do not indicate a specific type of investment that would be required to adopt such a policy. To avoid unnecessary confusion with any policies adopted pursuant to Rule 35d-1, the 80% policies previously disclosed in the Amendment have been deleted.
36.    Comment: Please update the Additional Information About the Funds’ Principal Risks to align with the other applicable changes.
Response: The disclosure has been amended accordingly.
37.    Comment: In the section Buying and Selling Fund shares, please provide what number of shares constitutes a creation unit for each Fund.
Response: The Trust respectfully declines to add the requested information. The Trust notes that the Commission previously amended Form N-1A to remove the requirement to disclosure the number of shares in a creation unit because such information is not relevant to investors who transact in the secondary market.
38.    Comment: In the Trust’s Declaration of Trust, Article VII, Section 4 places limits on a shareholder’s right to bring a derivatives action. In the Statement of Additional Information, please disclose these provisions in an appropriate place. In addition, please disclose that provisions relating to joinder and reimbursement (B and C) carve out any claims that arise under the federal securities laws. Despite language in Declaration of Trust, those two provisions won’t apply to any claims under the federal securities laws.
Response: The following has been added as a new fifth paragraph in the Additional Information Concerning Shares — Organization and Description of Shares of Beneficial Interest section:
The Trust’s Agreement and Declaration of Trust requires shareholders bringing a derivative action to first make a pre-suit demand and also to collectively hold at least 10% of the outstanding shares of the Trust or at least 10% of the outstanding shares of the series or class to which the demand relates and to undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in the event that the Board of Trustees determines not to bring such action. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. Insofar as the federal securities laws supersede state law, these provisions do not apply to shareholder derivative claims that arise under the federal securities laws.
If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.
Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Trust Counsel